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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January , 200 6

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:

Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

Israel’s Leading Bank Implements Money Laundering Prevention using Magic Software

Magic delivers regulatory compliance solution with Business Partner

OR YEHUDA, ISRAEL (January 26, 2006) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that its Israeli subsidiary, Magic Israel, in collaboration with its business partner Kopel-Reem, has implemented a solution for Bank Leumi that ensures compliance with directive 357 of the Bank of Israel. That addresses the prevention of money laundering.

Based on Magic's iBOLT & Magic’s eDeveloper Composite Application platform, the solution enables Bank Leumi to monitor and document all the transactions performed in the Bank's financial systems in a way that ensures future tracking and investigation by the bank's internal control teams. Directive 357, which was issued recently by the Bank of Israel, requires all financial organizations in Israel to document applicative transactions such as login, updates, queries, data deletion and addition, as well as to save the data in a central data pool that can be monitored and audited on a regular basis.

Yitzhak Mal'ach, Senior Vice President and Head of Leumi's operations and administration division, pointed out that the implementation of this Magic’s iBOLT based solution, which was rapidly developed, is crucial and critical for strengthening the Bank's controls against money laundering. “Magic’s iBOLT enabled us to shorten the time to market of the solution and allowed us to meet the Bank of Israel’s directive on time and within our budget,” commented Mal’ach.

Udi Ertel, CEO of Magic Israel, said, "The Leumi Group is one of our strategic customers, where we have over 60 different applications in both the headquarters and the branch levels. The new solution takes advantage of iBOLT’s Business Activity Monitoring capabilities by  creating an audit trail of all the transactions automatically  and is based on a highly flexible infrastructure, allowing it to be scaled up to meet the needs of future systems at  Bank Leumi."

About Magic Software Enterprises

Magic Software provides a Service Oriented Platform (Application Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes, by aligning their IT with their business operations, accelerating the evolution to a Service Oriented Architecture through Application Integration and Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products are built on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: January 26, 2006